SEC File No. 70-8369


                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549








                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS







                               GPU INTERNATIONAL, INC.
                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ________________________________________
                                                  :
                    In the Matter of              :
                                                  :
          GPU INTERNATIONAL, INC.,                :
          GPU, INC.,                              :  Certificate Pursuant
                                                  :  to Rule 24 of Partial
                    SEC File No. 70-8369          :  Completion of
          (Public Utility Holding Company Act     :    Transactions
            of 1935)                              :
          ________________________________________:


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



                    The   undersigned,   GPU   International,   Inc.   (GPU

          International) and  GPU, Inc. (GPU), do  hereby certify, pursuant to Rule 24 of the General  Rules and Regulations under the Public

          Utility  Holding  Company  Act  of  1935,  that  certain  of  the

          transactions proposed in  the Application, as amended,   filed in

          SEC  File No. 70-8369, have  been carried out  in accordance with the terms and conditions  of, and for the purposes  requested in,

          said Application and pursuant to the Commission's Order dated May

          17, 1994,  and Supplemental  Orders dated  December  1, 1994  and

          September 15, 1995, with respect to said Application as follows:

                    During  the period April 1, 1997 through June 30, 1997,

          the following letters of credit were outstanding under the Credit

          Agreement,     dated   as  of  December   12,  1994,   among  GPU

          International, the  banks named  therein, and Citibank,  N.A., as

          Agent.








               A.   Letters  of Credit  On February 26,  1996, a  letter of

          credit in  the face amount of $30,000 was issued to support a bid for  a 500 MW coal-fired generating plant in Punjab State, India.

          The letter of credit carries a fee equal  to 1/2 of 1 percent per

          annum of the face amount,  plus a .10 percent fronting fee.   The

          letter of credit, which was originally scheduled to expire on May

          26, 1997, was extended to March 1, 1998.

               On December 8,  1996, a letter of credit in  the face amount of  $1,788,850, originally  scheduled  to expire  on December  8,

          1996, was  extended to  December 8, 1997.   The letter  of credit

          carries a  fee equal to  1/2 of 1  percent per annum  of the face amount,  plus  a .10  percent fronting  fee.  The purpose  of the letter of credit is to support Polsky Energy Corp's commitment to construct  a 236 MW  cogeneration facility pursuant  to its power sales agreement with Wisconsin Public Service Co.

               B.   Borrowings.  There were no GPU International borrowings

          outstanding  during the  period April  1,  1997 through  June 30,

          1997.























                                      SIGNATURE



               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE  UNDERSIGNED COMPANIES HAVE CAUSED THIS

          STATEMENT  TO  BE  SIGNED  ON  THEIR  BEHALF BY  THE  UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.

                                        GPU INTERNATIONAL, INC.


                                        By:/s/ B. L. Levy
                                           B. L. Levy, President



                                        GPU, INC.


                                        By:/s/ T. G. Howson
                                           T. G. Howson, Vice President
                                           and Treasurer



          Dated: July 14,1997